Exhibit 12.2

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$105,006	$179,140	$148,817	$123,276	$101,391
Fixed charges less capitalized interest and preferred dividends	231,934	242,357	262,978	280,018	281,041
Distributed income of equity investees	15,995	17,074	9,586	4,959	12,665
Equity in losses of equity investees for which charges arise from guarantees	(44)	—	—	(1,646)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(3,069)	(3,729)	(4,158)	(4,203)	(4,901)
Total earnings	$349,822	$434,842	$417,223	$402,404	$390,196

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$231,934	$242,357	$262,978	$280,018	$281,041
Capitalized interest	5,837	2,671	4,955	3,577	6,807
Preferred dividends (3)	59,529	68,197	63,020	53,289	42,555
Total combined fixed charges and preferred dividends	$297,300	$313,225	$330,953	$336,884	$330,403

Ratio of earnings to combined fixed charges and preferred dividends	1.18	1.39	1.26	1.19	1.18

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.
(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3)	Includes preferred distributions to the Operating Partnership's partner in CW Joint Venture, LLC.

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